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September 22, 2011	Rajib Chanda
(202) 508-4671
rajib.chanda@ropesgray.com

VIA EDGAR

Mr. John Ganley, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Managers Trust I (Registration Nos. 033-44909 and 811-06520)

Dear Mr. Ganley:

I am writing on behalf of Managers Trust I (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 50 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A filed on July 19, 2011 relating to the Managers Micro-Cap Fund (the “Fund”), a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below.

Prospectus

1.     Comment: Under “Summary of the Fund – Principal Investment Strategies,” please provide summary disclosure regarding the Fund’s investment style and the principal characteristics of the stocks in which it invests (e.g., value orientation, growth orientation, etc.).

        Response: As indicated under “Additional Information About the Fund – Managers Micro-Cap Fund,” the Fund may invest as a principal investment strategy in a mix of stocks, including both value- and growth-oriented stocks. Accordingly, the disclosure under “Summary of the Fund – Principal Investment Strategies” will be revised as follows (with the addition underlined):

Under normal circumstances, the Fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in U.S. micro-cap stocks. The Fund generally considers a stock to be a micro-cap stock if, at the time of purchase, its market capitalization is within the range of capitalizations of companies in the Russell Microcap® Index. As of May 31, 2011, the range of market capitalizations for the

Russell Microcap® Index was $30 million to $668 million. The Fund may retain securities that it already has purchased even if the stock outgrows the capitalization limits. The Fund will invest in a combination of value-oriented and growth-oriented stocks.

2.     Comment: Under “Summary of the Fund – Principal Risks,” please consider deleting the statement, “An investment in the Fund is not a deposit or obligation of any bank, is not endorsed or guaranteed by any bank, and is not insured by the Federal Deposit Insurance Corporation (“FDIC”) or any other government agency,” as such disclosure typically applies only to a fund advised by or sold through an insured depository institution.

        Response: The Trust understands that this language is required, pursuant to Item 4(b)(1)(iii) of Form N-1A, only for funds that are advised by or sold through an insured depository institution. The Trust notes that the Form does not appear to prohibit this statement for other funds. Therefore, because the Trust believes that such language enhances shareholder understanding of the risks of investing in a mutual funds, it will continue to include the statement.

3.     Comment: Under “Summary of the Fund – Principal Risks,” please consider if Liquidity Risk is a principal risk of investing in the Fund and, if it is not, delete such risk disclosure.

        Response: The Trust believes that Liquidity Risk is a principal risk of investing in micro-cap stocks and it will continue to include such risk disclosure.

4.     Comment: Under “Additional Information About the Fund – Fund Management,” with respect to the Fund’s disclosure that a discussion of the basis for the Board of Trustees approving the Fund’s investment management and subadvisory agreements is available in the Fund’s shareholder report covering the period when the approvals occurred, please consider whether there is an effective way to more specifically identify the shareholder report in which such discussion can be found.

        Response: The Trust believes that referring to the Fund’s shareholder report covering the period when the approvals occurred is the most effective way to point shareholders to the relevant shareholder report. The Trust notes that in order to more specifically identify the relevant shareholder report, it would need to reference multiple reports with different dates, and such disclosure would be unnecessarily confusing and cumbersome to shareholders.

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (202) 508-4671.

Very truly yours,

/s/ Rajib Chanda

Rajib Chanda